Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month and nine month periods ended September 30, 2005, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to Zi Corporation's (the "Company" or "Zi") unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). All financial information herein is presented in United States of America dollars ("US Dollars") except as otherwise indicated. Historically, the primary consolidated financial statements of Zi Corporation have been prepared in accordance with Canadian GAAP and Canadian Dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, for the period ending December 31, 2003, the Company initiated reporting its financial position, results of operations and cash flows under US GAAP in its consolidated financial statements. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.

Other revisions to disclosures throughout the Company's consolidated financial statements and notes have been made to comply with US GAAP requirements, including comparative disclosures.

The effects on net loss arising from differences in GAAP between the US and Canada are outlined in note 12 to the consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Principally, Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Zi Corporation is a global technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi's product innovations are available on mobile phones, PDAs, gaming devices and set-top boxes. Zi solutions are designed to dramatically improve the usability of these devices and the applications on them; including, SMS, MMS, e-mail and Internet browsing.

The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the recently announced Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio includes 48 different language databases, 70 additional language interfaces and the ability to meet user needs in more than 130 countries.

Zi's technologies can be found in the handsets of manufacturers from around the world, including Nokia, Sony, Sony Ericsson, Samsung, LG Electronics, Flextronics, HP, Sanyo, Fujitsu, Kyocera and others.

In early 2005, Zi acquired Decuma handwriting recognition and announced the Qix service discovery engine to Zi's core predictive text solutions of eZiText and eZiTap. With this expanded portfolio of products, Zi is focused on making mobile devices smarter and easier to use with software products that simplify data entry and interaction on a communications device. The combination of the technologies is expected to further bolster Zi's competitive advantage and enable Zi to deliver an expanded suite of innovative products to customers.

ZI CORPORATION	3

Summary of Results of Operations
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of US$ except per share and share amounts) (unaudited)	2005	2004	2005	2004
Revenue	$2,464	$3,718	$8,478	$10,161
Gross margin	2,296	3,597	8,021	9,791
Net income (loss)	(1,496)	725	(3,191)	(477)
Total assets	$20,028	$18,387	$20,028	$18,387
Net income (loss) per share – basic and diluted	$(0.03)	$0.02	$(0.07)	$(0.01)
Outstanding shares, weighted average	46,257,683	42,584,158	46,112,319	40,496,790
Outstanding shares, end of period	46,272,568	43,805,924	46,272,568	43,805,924

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of these consolidated financial statements and related disclosures in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements, and revenue and expenses during the period reported. Estimates include allowance for doubtful accounts, valuation of the note receivable, estimated useful life of intangible assets, deferred costs and capital assets; provisions for contingent liabilities; measurement of stock-based compensation; valuation allowance for future tax assets; and revenue from other product revenue using the percentage of completion method, and reflect management's best estimates. By their nature, these estimates are subject to uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. The allowance for doubtful accounts reflects estimates of doubtful amounts in accounts receivable. The allowance is based on specifically identified accounts, historical experience and other current information.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under the Financial Accounting Standards Board Statement ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.
4	THIRD QUARTER REPORT

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin ("SAB") No. 104 of the US Securities and Exchange Commission as further described in note 2 to the Company's annual consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Under software licensing arrangements, the Company recognizes revenues provided that: a license agreement has been signed and fees are non-refundable; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. Fair value for each separate element is evidenced by existing customer contracts which stipulate rates associated with separate yet similar services or deliverables. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenue from Oztime product contracts recorded in other product revenue is recognized using the percentage of completion method, whereby revenue is recorded at the estimated realizable value of work completed to date and costs incurred to date are compared to total estimated contract costs to determine whether a loss will be realized. Amounts received in advance are recorded as deferred revenue. Estimated losses on contracts are recognized when they become known. Other product revenue recorded by the Company is mainly comprised of revenue for the e-Learning business segment and this revenue is recognized through the percentage of completion method as previously described.

Stock-based Compensation Plan

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", regarding the accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the intrinsic value method is used and the related compensation expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 9 to the Company's annual consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Three Months Ended September 30, 2005

Revenue

Total revenue for the three months ended September 30, 2005 was $2.5 million, a decrease of 34 percent or $1.3 million over third quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $2.3 million compared to $3.6 million for the same period a year ago. Other product revenue from e-Learning was $0.2 million for the quarter compared to $0.1 million a year earlier. In this quarter, Zi earned royalties from 51 eZiText licensees compared to 40 in the same period a year earlier.

ZI CORPORATION	5

The Company believes that significant shifts are occurring within the mobile phone market. Consolidation of OEM's and ODM's, together with certain participants abandoning the industry altogether, are resulting in the major OEM's gaining greater global market share, largely at the expense of other industry participants. Historically, Zi's customers have been predominantly smaller, Asia-based OEM's. During the past several years the Company added three larger OEM and ODM customers. And notably, Zi added one major customer at the end of last year that represents more than 30 percent global market share.

While Zi has made important progress towards increasing its penetration in the major accounts, it is still at an early stage. As a result, Zi's revenue for the 2005 third quarter reflects the majority of its accounts reporting a favorable 31 percent growth rate while three accounts and professional services revenue reflect a 74 percent decline in revenue year over year.

In the three months ended September 30, 2005, 30 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 960 compared to 677 a year earlier.

Gross margin on revenue was $2.3 million for the third quarter of 2005, a decrease of 36 percent from last year's level of $3.6 million. Gross margin this quarter decreased to 93 percent of revenue compared to 97 percent in the third quarter of the prior year.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2005 increased by $28,000 to $2.1 million from the same period a year earlier. This increase is mainly due to costs associated with the Decuma Handwriting Recognition technology acquired in 2005 and fees associated with Sarbanes-Oxley Act ("SOX") and other compliance work.

Product research and development expense increased by $0.4 million year over year to $0.8 million. Gross expenditures on product development before capitalization increased period over period by $0.4 million from $0.8 million to $1.2 million. The Company continues to invest in new product features and enhancements to software language databases. In the three month period ended September 30, 2005, the Company capitalized $0.3 million in software development costs compared to $0.4 million for the same period in 2004. The costs capitalized during these periods were related to software development to develop dramatically new and improved language database software.

Depreciation and amortization increased by $71,000 in the third quarter of 2005 compared to the same period a year earlier. The increase in depreciation and amortization was due to higher levels of unamortized software development costs related to new software language databases. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

The net loss was $1.5 million for the three month period ended September 30, 2005 compared to net income of $0.7 million a year earlier. The increase in quarterly loss from year to year of $2.2 million was due to: lower revenue and gross margin of $1.3 million each; an increase in product research & development expense of $0.4 million (as a result of an acquired business and, more significantly, lower levels of capitalization of product development costs); an increase in legal fees of $0.3 million, much of which is related to a major shareholder's activism; a tax provision related to a Chinese subsidiary of $0.2 million; offset by an increased interest income of $0.1 million. In the third quarter of 2005, the loss by segment and principal item was: $0.4 million operating loss from the Zi Technology business segment; $0.2 million loss from the e-Learning business segment; a $0.9 million in operating loss for other corporate costs and income tax expense of $0.2 million associated with a Chinese subsidiary.

Nine Months Ended September 30, 2005

Revenue

Total revenue for the nine months ended September 30, 2005 was $8.5 million, a decrease of 17 percent or $1.7 million over the same period a year earlier. Revenue from Zi Technology and its text input applications was $7.9 million compared to $9.9 million for the same period a year ago. The decline in revenue is due principally to the decline in revenue from mid-sized accounts and non-recurring professional services revenue as discussed in the three months ended September 30, 2005 discussion above. Other product revenue from e-Learning was $0.6 million for the nine month period ended September 30, 2005 compared to $0.3 million a year ago. In the nine month period ended September 30, 2005, Zi earned royalties from 67 eZiText licensees compared to 57 in the same period a year earlier.

6	THIRD QUARTER REPORT

In the nine months ended September 30, 2005, 156 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 960 compared to 677 a year earlier. There are currently 28 Decuma Handwriting Recognition enabled devices in the market.

Gross margin on revenue was $8.0 million for the nine month period ended September 30, 2005, a decrease of 18 percent from last year's level of $9.8 million. Gross margin for the nine month period ended September 30, 2005 decreased slightly to 95 percent of revenue compared to 96 percent in the same period of the prior year.

Operating Costs and Expenses

SG&A in the nine months ended September 30, 2005 decreased $0.3 million to $7.2 million from the same period a year earlier. Selling and marketing related costs increased by $0.9 million in the first nine months of 2005 compared to the same period in the prior year principally as a result of costs to introduce Qix to the market. SG&A also included $0.3 million of cost associated with operations of the recently acquired Decuma Handwriting Recognition technology, costs associated with SOX and other compliance work and realized foreign exchange losses. In the first nine months of 2004, $1.4 million in non-cash compensation expense was recognized upon issuance of restricted stock units and non-employee stock options. There were no non-cash compensation expenses incurred in the first nine months of 2005.

Product research and development expense increased by $1.7 million to $3.1 million, year over year. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) increased by $1.1 million to $3.8 million. The Company has continued to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software. In the nine month period ended September 30, 2005, the Company capitalized $0.7 million of software development costs compared to $1.3 million for the same period in 2004. The costs capitalized during these periods were related to software development to develop dramatically new and improved language database software.

Depreciation and amortization increased by $0.2 million in the first nine months of 2005 compared to the same period a year earlier. The increase in depreciation and amortization was due to increased levels of unamortized software development costs. Also, depreciation related to capital assets decreased due to lower levels of undepreciated capital assets.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable and repaid this note July 20, 2004. Other interest in the nine months ended September 30, 2004 is principally interest on the $1.0 million loan.

The net loss was $3.2 million for the nine month period ended September 30, 2005 compared to $0.5 million a year earlier. The increase in loss for the nine month period year to year of $2.7 million was due to: a lower revenue of $1.7 million and a lower gross margin of $1.8 million; increased product research and development expense of $1.7 million (as a result of an acquired business and, more significantly, lower levels of capitalization of product development costs); an impairment of a note receivable of $0.3 million; increased legal and litigation of $0.4 million, much of which is related to a major shareholder's activism; increased depreciation and amortization of $0.2 million; a tax provision related to a Chinese subsidiary of $0.5 million; offset by a settlement of litigation against prior counsel of $1.4 million; a decrease in SG&A of $0.3 million and an increase in interest income and other items of $0.2 million. For the nine month period ended September 30, 2005, the loss by segment and principal item was: $1.1 million operating loss from the Zi Technology business segment; $0.6 million loss from the e-Learning business segment; a $1.2 million in operating loss for other corporate costs (which included a gain of $1.4 million realized on settlement of litigation against prior legal counsel) and income tax expense of $0.5 million associated with a Chinese subsidiary.

Liquidity and Capital Resources

At September 30, 2005 Zi had cash and cash equivalents of $10.6 million. The objective of Zi's investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, the Company's cash requirements have been met through revenues from operations, proceeds from issuance of common shares through private placements and the exercise of common share purchase warrants and options.

ZI CORPORATION	7

During the three months ended September 30, 2005, the Company had net cash outflow of $2.5 million consisting principally of an operating loss of $1.5 million less depreciation and amortization of $0.3 million, an increase in non-cash working capital of $1.2 million and increased investment in capital assets and capitalized software development of $0.5 million, offset by other activities of $0.4 million.

During the nine months ended September 30, 2005, the Company had net cash outflow of $2.3 million consisting primarily of $2.3 million in proceeds from the issuance of stock, offset by: investing activities that included an acquisition of a subsidiary for $0.5 million; product development costs of $0.7 million; purchase of capital assets for $0.2 million; operating activities use of cash of $3.0 million and other activities of $0.2 million.

Cash flow used in operations for the nine months ended September 30, 2005 was $3.0 million as compared to cash flow from operations of $1.2 million for the same period in 2004. The net decrease of $4.2 million in cash applied to operations between these periods represents, principally, decreased gross margin of $1.8 million, increased SG&A of $1.1 million (adjusted for non-cash stock compensation expense of $1.4 million expensed in the first nine months of 2004), increased product research and development expense of $1.7 million, increased legal and litigation of $0.4 million, increased depreciation and amortization of $0.2 million, increased income tax expense of $0.5 million associated with a Chinese subsidiary and offset by the gain on settlement of litigation of $1.4 million, increased interest income of $0.2 million and decreased funds applied to non-cash working capital of $0.2 million.

On January 26, 2005, the Company purchased the assets of Decuma AB, a Swedish company specializing in developing and marketing handwriting recognition software. The Company has accounted for the purchase under the purchase method of accounting. As part of the acquisition, the Company acquired Decuma's intellectual property and customer agreements. The purchase price consideration included 146,929 common shares of the Company with a value of $1.0 million, cash consideration of $175,254 to settle certain working capital related adjustments and other costs and fees related to the purchase in the amount of $281,348 for a total acquisition cost of $1,456,602.

The Company incorporated Archer Education Group Inc. ("Archer") in February 2005 and with initial start-up capital and through subsequent dilution, Zi holds an approximate 21 percent interest in Archer. Transactions conducted by Archer represent a yet to be completed series of transactions, wherein Zi expects to sell its e-Learning business segment to Archer in exchange for a non-controlling equity interest. The Company will equity account for Archer upon completion of the transactions. The Company has recorded costs associated with this proposed transaction in other deferred costs.

Capital requirements for the remainder of 2005 include costs to carry Oztime until its divestiture, funding of continued new product development and enhancements to existing products and funding Decuma operations.

At current revenue and expense levels and with cash on hand the Company is able to fund its continued operations and meets its current obligations.

Litigation/Indemnification

On December 4, 2003, the Company commenced a legal action against prior counsel in respect of, among other things, their representation of the Company in a lawsuit, the outcome of which was unfavourable to the Company. As part of its defense, prior counsel filed a cross complaint against the Company for $1.1 million in unpaid legal fees and costs, which has been accrued by the Company in its financial statements. On April 6, 2005, the Company settled this litigation. The Company has recorded a gain of $1,415,616 in the three month period ended June 30, 2005.

From time to time, the Company is involved in other legal claims. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the probable outcome. The Company does not provide for claims that are not probable to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgement or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be subject to allegations concerning the status or validity of our intellectual property.

8	THIRD QUARTER REPORT

Related Party Transaction

In April 2005, the Company advanced $250,000 under a secured loan agreement to MLG. The terms of the agreement require repayment on demand and provide the Company with a security interest in the assets of MLG. At June 30, 2005, the Company evaluated the note receivable for impairment and determined that subject to SFAS no. 114 "Accounting by Creditors for Impairment of Loan" using a projected discounted cash flow model at the loan's effective interest rate, the full amount of the note receivable including accrued interest was impaired and was provided for. MLG is currently under a going concern qualification and subject to ongoing operating cash requirements, continued operating losses and other debt, to which the Company is subordinate. Due to these factors and the directive by Zi's Board of Directors to not provide further funding to MLG, it is probable that MLG will not have the necessary funds available to meet the requirements under the note, including accrued interest. Interest due on the note will not be accrued but will be recognized only upon payment by MLG of such interest.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

>   our history of operating losses and uncertainty of future profitability;

>   uncertainty as to the degree of and continuing market acceptance of our products and services;

>   uncertainties relating to product development;

>   risks associated with the number, amount and timing of new product introductions;

>   uncertainty regarding patents, proprietary rights and software piracy;

>   variability in customer demand;

>   our dependence on third party performance under marketing and licensing arrangements;

>   risks associated with the contingent nature of continued performance under major sales contracts;

>   rapid technological change and competition;

>   uncertainty regarding the pricing, reporting and collection of accounts;

>   uncertainties related to dependence on third-party suppliers;

>   risks associated with dependence on sales in foreign countries;

>   the potential for adverse developments in pending litigation;

>   risks related to indemnity claims from third parties;

>   risks associated with the terms of settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;

>   fluctuations in foreign exchange rates;

>   uncertainties associated with changes in government policy and regulation, particularly in the People's Republic of China ("PRC" or "China");

>   adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

>   changes in our size and structure;

>   risks associated with mergers, acquisitions and dispositions;

>   risks of dilutive future financings;

>   the effectiveness of our management and our strategic relationships;

>   investment risks associated with our e-Learning investments;

>   the negative publicity generated by the Lancer proceedings or general market concerns about the possible actions by the receiver with respect to portfolio securities held by Lancer;

>   other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

>   other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.

ZI CORPORATION	9